Arctic Cat Inc.
601 Brooks Avenue South
Thief River Falls, MN 56701

April 7, 2009

Via Edgar

Juan Migone

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Re:	Arctic Cat In.
Form 10-K for the year ended March 31, 2008
Filed June 13, 2008
File Number: 000-18607

Dear Mr. Migone:

Arctic Cat Inc. has received the letter from the staff (the “Staff”) of the Securities and Exchange Commission dated November 4, 2008 (the “Comment Letter”) concerning the above-referenced filing.  This letter is to confirm our understanding, based on my telephone conversation with you, that the Staff does not object to our request for an extension to April 14, 2009 to respond to the Staff’s comments set forth in the Comment Letter.

We are grateful for the Staff’s assistance in this matter.  Please do not hesitate to call me at (763) 354-1791 if you have any questions in the meantime.

Sincerely,

/s/ TIMOTHY C. DELMORE

Timothy C. Delmore
Chief Financial Officer